

Mail Stop 3561

June 22, 2017

Raziel Atuar
Chief Executive Officer
Duke Robotics, Inc.
14 Live Oak Street, Suite A
Gulf Breeze, FL 32561

>   **Re: Duke Robotics, Inc.**
>   **Amendment No. 2 to Draft Offering Statement on Form 1-A**
>   **Submitted May 19, 2017**
>   **Amendment No. 3 to Draft Offering Statement on Form 1-A**
>   **Submitted June 6, 2017**
>   **CIK No. 0001682110**

Dear Mr. Atuar:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 30

1. Please reconcile your disclosure that you anticipate that closings will be held such that no cleared investor funds will remain in escrow for more than approximately 30 business days with your disclosure that the company expects to hold closings when material funds are held in escrow.

2. We note your reference to Exchange Act Rule 10b-9. Please provide your analysis as to how your offering complies with Rule 10b-9. In that regard, it does not appear that the offering is being made on the condition that all or a specified part of the consideration paid for the security will be promptly refunded to the purchaser unless a "specified number of units of the security" are sold "within a specified time." For example, with

respect to your disclosure that you will return funds if no closings have occurred by the termination date of the offering, you have not specified what amount would constitute "material funds" such that the company would hold a closing, and you have not specified a time by which such securities must be sold.

3. Please reconcile your disclosure that all subscribers will be instructed by the company or its agents to transfer funds directly to the escrow account, with your new disclosure that any subscription checks should be sent to JumpStart Securities, LLC. We note also provisions in the escrow agreement providing for transmission of funds from investors directly to the escrow agent.

4. With respect to the escrow services agreement filed as Exhibit 8.1, please provide your analysis as to how your offering complies with Exchange Act Rule 15c2-4, if applicable, and Rule 10b-9. In that regard, we note that the agreement does not provide for the prompt return of funds to investors.

Exhibits

5. We note Section 6 (Market Stand-Off Agreement) of the form of subscription agreement filed as Exhibit 4.1. Please clarify how such provision will impact investors in this offering, and please disclose such provision in your offering circular, if material.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure